File No : 82 - 34825

Rule 12g3-2(b) File No. 82-34825

02.05.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosure;

Detailed presentation regarding the share buy-back plan of 2,538 founders' and usufruct shares.

A major step in optimizing our equity

May 02, 2005

AKBANK

Buy-Backs: Globally acknowledged advantages

- Indicates active and disciplined balance sheet management
- An integral component of managing free equity along with M&A and dividend strategies
- Represents confidence of majority shareholders in strong future performance
- Has positive impact on share performance
  - Reduces Weighted Average Cost of Capital hence valuation expectations
  - Implies a higher future ROE performance

Buy-backs are not allowed under Turkish Law except for buying back and retiring founders shares

Akbank's buy-back plan: Key components

- The transaction involves buying back 2538 founders and usufruct shares, which had been issued in line with the Bank's Articles of Association
- In accordance with the Articles of Association, dividends are paid to holders of founders and usufruct shares in the amount of approximately 10% of net profit
- These shares are currently owned by 125 individuals and corporate entities, as follows:

H.Ö. Sabancı Holding	803 shares
Aksigorta	236 shares
Akçansa	53 shares
Other entities	308 shares
Individuals	1138 shares

- Akbank is planning to buy-back these shares with cash, reducing its excess free equity

Akbank's buy-back plan: Main rationale

- The buy-back will liberate us from our indefinite obligation to pay dividends for founder/usufruct shares
- The transaction will create value for ordinary shareholders as they will be eligible to receive dividend payments from a larger pool of distributable profit (by approximately 10%)
- The result will also be a strategic and willing reduction in our free equity, deemed excessive by investors
- The transaction is expected to have a positive impact on both ROE and overall valuation
- Elimination of the founders shares component, as confirmed by the investment community, indicates a better corporate governance model for Akbank
- The transaction also clears the way for potential strategic partnerships and mergers in the future for Akbank

Key issues going forward

- According to Turkish Trade Law, the valuation of shares subject to buy-back has to be conducted by an accredited third party appointed by the authorized Commercial Court
- Due to the Capital Markets Board requirement and our utmost delicacy in protecting the rights of the minority shareholders, we will appoint an independent audit company for a valuation study
- We expect that the whole transaction will be completed by the end of June 2005. We will keep the investment community informed about the further developments